Mail Stop 4561

June 3, 2010

Richard E. Leigh, Jr., Esq., General Counsel
Motricity, Inc.
601 108th Ave. Northeast, Ste. 800
Bellevue, WA 98004

> **Re:** **Motricity, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 2, 2010**
> **File No. 333-164471**

Dear Mr. Leigh:

We have reviewed the above-captioned filing and your response letter dated
June 2, 2010, and have the following comments. Where prior comments are referenced, they
refer to our letter dated May 20, 2010.

Risk Factors

"Our principal stockholders may exert substantial influence over us...," page 28

1.   We note your response to prior comment 1. Please revise to clearly explain the
         potential risk to the company due to the corporate opportunities waiver. See
         Item 503(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based compensation, page 54

2.   We note the additional disclosure in response to prior comment 2 includes a
         discussion through the interim period ended March 31, 2010. We also note that your
         filing has been updated to include the estimated pricing of your IPO. As previously
         requested, please also update your discussion of critical accounting policies and
         estimates related to stock-based compensation through the date of effectiveness.
         Ensure that your disclosure describes the significant intervening events from the latest
         valuation date compared to the estimated IPO price.

Certain Relationships and Related Party Transactions

Series H Preferred Stock, page 140

3.   We note your response to prior comment 3. As previously requested, revise to explain why, in connection with the offering, you decided that it "would be desirable" to extend the redemption date of Series H preferred stock from August 31, 2011 to a later date; also address why you believed that this would be in the "best interests" of the company and your stockholders. See Item 404(a) of Regulation S-K.

Index to Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

4.   In view of the pro forma effect of the removal of redeemable preferred stock warrants, it is not clear why you have not completed on a pro forma basis the liability line items and total liability amount. Please revise or explain and disclose the reason for the omission.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information, page F-9

5.   Please revise to disclose why it is appropriate to assume the conversion of Series E, F and G redeemable preferred stock and Series D1 preferred stock considering that the automatic conversion trigger price is higher than your estimated IPO price range. Include similar clarifying disclosure on page 6, where you state that throughout the prospectus you have assumed the conversion of all outstanding redeemable preferred stock and preferred stock, other than Series H. In this regard, your pro forma presentation should only give effect to events or transactions that are factually supportable and probable of occurring. Refer to Article 11 of Regulation S-X.

6.   Revise to indicate that your pro forma net loss per share attributable to common stockholders also includes the assumed issuance of shares to be sold in this offering, as noted from the computation in Note 13.

Note 11. Stock Options and Warrants, page F-34

7.   We note the disclosure included in response to prior comment 6 related to stock options. Tell us what consideration you gave to also updating the warrant disclosure for the interim period ended March 31, 2010.

Note 18. Subsequent Events (unaudited), page F-44

8.   Based on your disclosures on pages 140 and 142, it appears that the Series H
        preferred stock is also convertible at any time at the option of the holder. Please
        clarify this in your footnote disclosure.

<p style="text-align:center">*   *   *   *   *</p>

        As appropriate, please amend your filing in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in
HTML format that show changes within paragraphs help us to expedite our review. Please
furnish a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments
and responses to our comments.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions
regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-
3428. If you need further assistance, you may contact me at (202) 551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Facsimile (212) 446-4900
        Mark D. Director, Esq.
        Christian O. Nagler, Esq.
        Kirkland & Ellis LLP